Via Facsimile and U.S. Mail

January 4, 2011

Jay W. Shreiner
Executive Vice President and
Chief Financial Officer
RehabCare Group, Inc.
7733 Forsyth Boulevard, 23rd Floor
St. Louis, Missouri 63105

   Re: **RehabCare Group, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 8, 2010
       Definitive Proxy Statement filed March 23, 2010
       File Number: 001-14655

Dear Mr. Shreiner:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Jeffrey Riedler
         Assistant Director